November 16, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Doris Stacey Gama

Re:	PaxMedica, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-275416

Dear Ms. Gama,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), PaxMedica, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement, as amended (the “Registration Statement”), be accelerated to November 20, 2023, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Dechert LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Dechert LLP, by calling Anna Tomczyk at (212) 641-5626 or Austin Day at (704) 339-3159.

If you have any questions regarding this request, please contact Anna Tomczyk of Dechert LLP at (212) 641-5626.

Sincerely, PAXMEDICA, INC.

/s/ Howard Weisman
Howard Weisman Chief Executive Officer

cc:	Anna Tomczyk, Dechert LLP